Change in Independent Registered Public Accounting Firm (Unaudited)

On September 15, 2011, based on Audit Committee recommendations and approvals, the Board voted to dismiss KPMG LLP (“KPMG”) as the Funds’ independent registered public accounting firm and approved Deloitte & Touche, LLP as its new independent registered public accounting firm for the fiscal year ending September 30, 2012.

KMPG’s reports on the Funds’ financial statements for the fiscal years ended September 30, 2010 and September 30, 2011, contained no adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the two fiscal years ended September 30, 2011, there were no disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of KPMG, would have caused them to make reference thereto in their report on the financial statements for such years.

November 8, 2011

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ariel Investment Trust and, under the date of November 8, 2011, we reported on the financial statements of Ariel Investment Trust as of and for the year ended September 30, 2011.  On September 15, 2011, we have been notified by Ariel Investment Trust that the client-auditor relationship between Ariel Investment Trust and KPMG LLP will cease upon completion of the audits of the financial statements of Ariel Investment Trust as of and for the year ended September 30, 2011 and the issuance of our report thereon.

We have read Ariel Investment Trust’s statements included under Item 77K of its Form N-SAR as of and for the year ended September 30, 2011, and we agree with such statements.

Very truly yours,

(Signed) KPMG LLP